Correspondence


STRATEGIC ACQUISITIONS, INC.
--------------------------------------------------------------------------------
                                        2 Gold Street, PH 7, New York, NY  10038
                                                T: 212.750.3355, F: 212.504.3015




August 5, 2008

VIA FACSIMILE (703) 813-6963

Mr. Ryan C. Milne
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F St., NE
Washington, DC 20549

     Re:  Strategic Acquisitions, Inc. (the "Company")
          Response to comment letter dated July 21, 2008

Dear Mr. Milne,

     In follow-up to our conversation yesterday, we are responding to your letter dated July 21, 2008 (the "Comment Letter") commenting on our Form 10-KSB for the fiscal year ended December 31, 2007 and our Form 10-QSB for the quarterly period ended March 31, 2008, as filed with the United States Securities and Exchange Commission ("SEC" and "Commission") on March 31, 2008 and May 15, 2008, respectively (SEC File No. 000-28963).

     Your comments are set forth below along with our response to each comment.

     1. Beginning February 4, 2008, companies formerly classified as "small business issuers" under Regulation S-B must file their quarterly reports on Form 10-Q after they have filed an annual report for a fiscal year ending after December 15, 2007. Although small business issuers are now required to file on Form 10-Q, the disclosure requirements of that form are now tailored for smaller companies. We note that your quarterly report for the first quarter of fiscal year 2008 was on Form 10-QSB and not Form 10-Q. Although we are not asking you to correct that filing just to reflect the proper form type, we ask that you review your filing requirements and consider whether any action is necessary if your recently filed quarterly reports do not contain all required material information. In any event, you should file your next quarterly report on Form 10-Q.

     RESPONSE: Following our review of the filing requirements and our discussion with you, we have filed an amendment on Form 10-Q/A for the quarterly period ended March 31, 2008. The filing includes an explanatory note indicating that there is no material change to the information filed, however there are some changes in format as well as in the certifications. Our subsequent quarterly reports shall be on Form 10-Q.

Mr. Ryan C. Milne
United States Securities and Exchange Commission
August 5, 2008
Page 2


     2. We note that your certifications filed pursuant to Exchange Act Rule 13a-14(a) are not in the exact form prescribed by Item 601(b)(31) of Regulation SB. Specifically, we note that Section 302 certifications do not include the introductory language in paragraph 4, the language in paragraph 4(a) is incomplete, and the language in paragraph 4(b) that references internal control over financial reporting was omitted. Also, replace references to "annual report" outside the first paragraph with "report." Please amend your filing to include revised certifications that conform to the exact wording set forth by
Item 601(b)(31) of Regulation SB. Please note that we would not object if you elected to file an abbreviated amendment that includes the cover page, an explanatory note, the signature page, and paragraphs 1, 2, 4 and 5 of the certifications.

     RESPONSE: With respect to our Form 10-KSB for fiscal year ended December 31, 2007, we have filed an abbreviated amendment on Form 10-KSB/A including the cover page, an explanatory note, the signature page, the amended Section 302 certifications and the Section 1350 certifications. With respect to our Form 10-QSB for quarterly period ended March 31, 2008, in light of the fact that, pursuant to comment #1 above, we amended the entire filing on Form 10-Q/A, we concurrently amended the Section 302 certifications included as an exhibit to that filing.

     3. We note that your certifications are included at the end of a periodic report, instead of as exhibits to the periodic report. Please confirm to us that you will file as Exhibits 31.1 and 32.1 to the Form 10-K and 10-Q in accordance with the provisions of Item 601(b)(31) and (32) of Regulation S-K in future filings, as applicable.

     RESPONSE: With respect to the amendments on Form 10-KSB/A and Form 10-Q/A, discussed above, we have filed the exhibits as exhibits rather than at the end of such periodic reports. In addition, we hereby confirm that we will file Exhibits 31.1 and 32.1 in accordance with the provisions of Item 601(b)(31) and
(32) of Regulation S-K in future filings of Forms 10-K and 10-Q.

The Company and its management acknowledge that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC;

     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company's filings; and

     o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Ryan C. Milne
United States Securities and Exchange Commission
August 5, 2008
Page 3



     If you have any questions or would like any additional information, please contact our President, John P. O'Shea, at the address, telephone and fax number listed above, or you may contact me at (720) 379-7557.

     Thank you for your kind attention and consideration.


                                       Sincerely,

                                       STRATEGIC ACQUISITIONS, INC.

                                        /s/ Marika X. Tonay
                                       -----------------------------
                                       Marika X. Tonay
                                       Secretary / Treasurer